EXHIBIT 99.1

QUATERRA RESOURCES INC.

(the "Company")

NOTICE OF CHANGE OF AUDITOR

Pursuant to Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51- 102"), the Company hereby gives notice of the following:

1. The board of directors of the Company have determined to appoint MNP LLP as the Company's auditor in place of PricewaterhouseCoopers LLP (the former auditor), effective as of October 25, 2021, and to propose MNP LLP for appointment as the auditor of the Company at its next annual general meeting.

2. The resignation of the former auditor and the appointment of the successor auditor have been approved by the Company's board of directors.

3. There were no reservations or modified opinions in the former auditor's reports on any of the Company's financial statements relating to the Company's two most recently completed fiscal years or any period subsequent to the most recently completed period for which an audit report was issued and preceding October 25, 2021.

4. There has not been a "reportable event" (as such term is defined in section 4.11(1) of NI 51- 102), between the Company and the former auditor.

Dated this 25th day of October, 2021.

QUATERRA RESOURCES INC.

By:	"Stephen Goodman"
Stephen Goodman
President